HARD CREEK NICKEL CORPORATION

MANAGEMENT DISCUSSION AND ANALYSIS
PERIOD ENDING MARCH 31, 2009

1.1 Date
The following management discussion and analysis (MD&A) for Hard Creek Nickel Corporation (the “Company”) is for the quarter ending March 31, 2009 and includes information up to May 13, 2009 (the “Report Date”). The MD&A should be read in conjunction with the Company’s audited financial statements and related notes to the financial statements for the period ended December 31, 2008, and the unaudited statements dated March 31, 2009. All amounts are expressed in Canadian dollars unless otherwise stated.

1.2 Overall Performance
The Company is a Canadian mineral exploration company focused on its Turnagain Nickel property in the Liard Mining Division in northern British Columbia, approximately 70 km east of Dease Lake. The claims are contiguous, and as of the date of this report, cover an area of approximately 30,544 hectares.

During 2008 the Company drilled 15 holes for a total of 4,105 metres. The drill program was designed to provide infill holes to increase the confidence level of the nickel resource in the projected starter pit areas of the Horsetrail deposit and to explore the potential of the Cliff zone to add a platinum-palladium component to our mine development plan. The Company budgeted approximately $4.6 million towards the 2008 exploration program. During the year ended December 31, 2008, the Company incurred $4,505,695 for exploration and development expenses which included geological and drilling services, on-going metallurgical testwork, resource update, sample analysis of 2007 and 2008 drill core, re-analysis of pre-2005 drill core sections, petrographic studies, environmental consulting, and First Nations discussions.

During the first quarter of 2009 the Company focused its technical efforts primarily on the Turnagain relational drill hole database, geological and mineralization model refinement, metallurgical testwork and First Nation discussions.

In addition to the Turnagain property, the Company holds, by staking, several additional areas of interest in the Liard Mining Division including the Bobner Creek, Lime 1, Lime 2 and the Dease Lime Claims. The Company no longer holds any other mineral claims outside the Liard Mining Division.

In early 2006, the Lunar Creek property, an Alaskan-type ultramafic complex located 120km southeast of the Turnagain property, was acquired by map staking. Prospecting and sampling on the Lunar Creek claims did not indicate potential for significant platinum and palladium mineralization and the claim block has been reduced in size. The claims were allowed to lapse in the first quarter of 2009.

Some prospecting work was conducted on the Bobner Creek claims in Q3 2008. Assessment work will be filed before the end of May 2009 to keep the claims in good standing.

Some prospecting work was conducted on both the Lime 1 and 2 claims in Q3 2008. Assessment work was filed on both the Lime 1 and Lime 2 claims to keep them in good standing to Sept 30, 2010.

In August 2008, the Company acquired, by map staking, the Dease Lime claim block located 47km west of the Turnagain Nickel Property, the size of this claim block is approximately 780 hectares. Assessment work will be completed on this property prior to August 25, 2009 (the present expiry date of the claims).

The Company relies on equity financings to fund its operations. There were no share issuances during the first quarter of 2009. At March 31, 2009, the Company’s working capital was $5,508,361.

1.3 Selected Annual Information

	Dec 31 2006 (as restated)	Dec 31 2007	Dec 31 2008
Total Revenues	0	0	0
Income (Loss)[1] before other income & taxes	(1,534,578)	(2,852,726)	(2,524,141)
Net Income (Loss)	(228,931)[2]	(1,778,211)[3]	(1,958,267)[4]
Net Income (Loss) per share	($0.01)	($0.03)	($0.03)
Total Assets	17,530,128	33,846,521	31,637,006
Total Liabilities	288,542	1,827,125	549,444
Resource Properties abandoned or written off in year	0	68,158	44,662

1The Company is an exploration company, and unless otherwise noted, the Loss for the year represents the general and administrative expenses, which include the estimated fair value of the stock options granted by the Company.
2 The Net loss in 2006 differs from the Loss due to a future income tax recovery, interest and other income.
3 The Net loss in 2007 differs from the Loss due to a future income tax recovery, interest and other income.
4 The Net loss in 2008 differs from the Loss due to a future income tax recovery, interest and other income.

1.4 Results from Operations

General and Administrative - During the first quarter of 2009, the Company incurred a net loss of $403,929 ($0.01 per share) compared to a net loss of $362,493 ($0.01 per share) in Q1 2008. The administrative expenses for Q1 2009 were $416,138, up from $413,973 in Q1 2008. Total administrative expenses include a non-cash expense intended to recognize the fair value of stock options granted and vested; these amounts were $38,921 and $52,621 in Q1 2009 and Q1 2008, respectively. Excluding these items, we see the Q1 2009 administrative expenses were $377,217, up from $361,352 in Q1 2008. Investor relations expenses in Q1 2009 were $77,328 (Q1 2008: $133,132), a decrease of $55,804 or 42% from the reduction in outside investor relations services. Consulting expenses for Q1 2009 were $5,000 (Q1 2008: $51,426) down $46,426 primarily from the cost cutting of non essential administrative services. Legal and audit expenses in Q1 2009 were $84,188 (Q1 2008: $31,723), an increase of $52,465 primarily from the legal costs incurred for First Nations affairs. The Company incurred $66,000 in management fees in Q1 2009 compared to $30,000 in Q1 2008, an increase of $36,000 or 120% primarily from the addition of one senior executive. Office and general expenses in Q1 2009 were $96,132 compared to Q1 2008 expenses of $72,718, an increase of $23,414 or 32% primarily from increases in filing fees, insurance and rent. In general, there were no other areas with significant increases or decreases compared to the previous quarter of 2008. Netting out amortization and stock based compensation, the total general and administrative expenses for Q1 2009 were approximately $124,000 per month compared to $119,000 per month in Q1 2008. During Q1 2009 the Company earned $12,209 from short term investments in GIC’s (Q1 2008: $51,480), a decrease of $39,271 primarily from the reduction in the company’s cash position from operations and the exploration program over the previous year.

Exploration - During the three months ended March 31, 2009, the Company incurred exploration expenses of $412,486 on the Turnagain property (Q1 2008: $551,245). Metallurgical testwork continued towards refining the parameters necessary for projecting actual mill performance. This testwork is being carried out by G&T Laboratories in Kamloops, B.C., and at Western Minerals Technology Pty Ltd (WMT) a division of Norilsk Processing Pty Ltd (NPT) of Perth, Australia. This work is being managed and supervised under the direction of Mr. John Hoffert, P.Eng. of Hoffert Processing Solutions Inc (HPS). Gary Johnson, WMT’s Managing Director will also be providing metallurgical consulting services to the Company.

Phase II testwork presently underway at G&T Laboratories is focused to develop a plant design using conventional grinding and flotation technology with reduction of nickel recovery losses in the cleaner circuit aimed at producing a concentrate for feed into the future hydrometallurgical plant. This work will also define the reagent scheme and nickel flotation kinetics for future pilot plant testing and plant design. This work should be completed in the 2nd quarter of 2009.

Samples of Turnagain composites were provided to WMT with metallurgical testwork started in April 2009. This work consists of preparing a proposal to design a conceptual grinding, classification and flotation circuit for the Turnagain deposit and to support the circuit with test work. This work program should be completed in the 2nd quarter of 2009.

NPT will initiate the testwork to determine the viability of the Activox® Process on Turnagain concentrate upon the completion of both the G&T Phase II and the WMT programs. The concentrate needed for this testwork will be produced at the G&T laboratory. This work program should be initiated in the start of the 3rd quarter of 2009.

The Company has developed an extensive relational drill hole database and contracted Ron Simpson, P.Geo., of GeoSim Services Inc to provide an update of the Turnagain resource which includes all of the drilling results to date. The update will be completed in the 2nd quarter of 2009.

Discussions initiated in 2004 with First Nations resulted in the signing of the October 15, 2008 “Cornerstone Agreement”. This agreement lays the foundation of a respectful, cooperation and progressive relationship to facilitate the development of the Turnagain Project between the Kaska Dena and the Company. The details of a Socio-Economic Participation Agreement (SEPA) are presently being negotiated with the Kaska Dena. Discussions are also on-going with the Tahltan to develop similar type agreements.

1.5 Summary of Quarterly Results - see attached table

1.6 Liquidity and 1.7 Capital Resources

At March 31, 2009, the Company had working capital of $5,508,361 compared to working capital of $9,908,285 as at March 31, 2008. Accounts payable and accrued liabilities at March 31, 2009 were $189,664. The Company’s budget for 2009 is approximately $3.8 million, as of the date of this report, the Company has sufficient funds for the planned program and for general corporate purposes for the fiscal year ending December 31, 2009.

1.8 Off Balance sheet arrangements – N/A

1.9 Transactions with Related Parties

During the three months ended March 31, 2009, the Company incurred and paid $191,693 in salaries, fees, and stock option awards with directors, officers, senior executives or companies controlled by them. Excluding stock-based compensation, the amount for Q1 2009 was $147,000 as compared to $103,100 during Q1 2008, an increase of $43,900 or 43%. An aggregate of $75,000 in deferred exploration expenses relates to amounts paid to one senior executive of the Company for project management, infrastructure and socio-economic project development for the Turnagain property. These services were billed to the Company at standard industry rates. Management fees aggregating $66,000 were paid during the quarter ending March 31, 2009 to the President, Chief Financial Officer and the Corporate Secretary, and increase of $36,000 or 120% over the same period of 2008. The increase in management fees relates to the increase in the work load of the day to day operations plus the addition of management fees paid to the President.

1.10 – N/A

1.11 Proposed Transactions – N/A

1.12 Critical Accounting Estimates

As at March 31 2009, the Company’s financial statements reflect an asset “Deferred Exploration & Development Costs” with a balance of $25,184,480. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

1.13 Changes in Accounting Policies Including Initial Adoption

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

Adoption of International Financial Reporting Standards

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the changeover to International Financial Reporting Standards (“IFRS”) from Canadian Generally Accepted Accounting Principles (“GAAP”) will be required for publicly accountable enterprises for interim and annual financial statements effective for fiscal years beginning on or after January 1, 2011, including comparatives for 2010.

The International Accounting Standards Board (“IASB”) has also issued an exposure draft relating to certain amendments and exemptions to IFRS 1. It is anticipated that this exposure draft will not result in an amended IFRS 1 standard until late 2009.

Although the amended IFRS 1 standard would provide relief, the changeover to IFRS represents a significant change in accounting standards and the transition from current Canadian GAAP to IFRS will be a significant undertaking that may materially affect the Company’s reported financial position and reported results of operations.

The Company has commenced an assessment of the impact that the transition to IFRS will have on its financial statements and related disclosures. In preparation for this IFRS conversion from GAAP, members of the financial team are taking IFRS courses to familiarize themselves with the key differences between the two standards and will assist the Company in preparing a transition plan that will address the accounting policies, information technology and data systems, and related procedures impacted in the IFRS conversion. As part of this plan, the Company will perform a diagnostic analysis between GAAP and IFRS as it pertains to the Company’s activities. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

1.14 Financial Instruments and other Instruments

(a) Credit risk

The Company is exposed to credit risk on the cash held with its bank.

The Company mitigates credit risk by investing its cash, restricted cash, and cash equivalents with Schedule I banks. Schedule I banks are domestic banks and are authorized under the Bank Act to accept deposits, which may be eligible for deposit insurance provided by the Canadian Deposit Insurance Corporation. The Company does not hold any non-bank asset backed commercial paper.

(b) Liquidity risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its capital, development and exploration expenditures. The Company ensures that there are sufficient funds to meet its short-term requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

1.15 Other

Capital Management

The Company considers its capital structure to consist of capital stock and contributed surplus. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support its exploration, development and operations activities. Management reviews its capital management approach on an ongoing basis. There were no changes in the Company’s approach to capital management during the year ended December 31, 2008. The Company is not subject to externally imposed capital requirements.

The Company’s objectives in managing capital are to safeguard its ability to operate as a going concern. The Company currently has no debt. The Company expects to finance its current exploration activity and its general and administrative operations through cash balances held.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide assurance that all relevant information is gathered and reported to the senior management, which includes the Company’s President and its Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As of March 31, 2009, the President and the Chief Financial Officer have evaluated the effectiveness of the Company’s disclosure controls and procedures as defined in Multilateral Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, of the Canadian Securities Administrators and have concluded that such disclosure controls and procedures are effective.

Internal Control over Financial Reporting

The Company’s President and the Chief Financial Officer are responsible for establishing and maintaining the Company’s internal controls over financial reporting in accordance with Multilateral Instrument 52-109. These internal controls over financial reporting were effective as at March 31, 2009. There have been no changes in these controls during the first quarter of 2009 which have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

(a) additional information on the Company may be found on SEDAR at www.sedar.com, and on the Company’s website at www.HardCreekNickel.com

(b) at March 31, 2009, the Company had 60,370,592 shares issued. The Company had 5,717,500 stock options outstanding, with exercise prices ranging from $0.30 to $2.80, a weighted average exercise price of $0.84 and a weighted average life of 3.40 years. In addition, 2,719,802 warrants were outstanding, with a weighted average exercise price of $0.30 and a weighted average life of 1.14 years.

Summary of Share data at March 31, 2009
		Weighted Average
		Price	Life in Years
Issued shares	60,370,592
Options	5,717,500	$0.84	3.40
Warrants	2,719,802	$0.30	1.14
Fully Diluted	68,807,894

1.5 SUMMARY OF QUARTERLY RESULTS

	Q2 2007	Q3 2007	Q4 2007	Q1 2008	Q2 2008	Q3 2008	Q4 2008	Q1 2009

Total Revenues	0	0	0	0	0	0	0	0
Income (loss)	(674,270)	(664,164)	(740,797)	(362,493)	(433,322)	(561,741)	(703,533)	(403,929)
Net Income (loss)	(496,566)	(481,315)	(141,557)[5]	(362,493)	(433,322)	(561,741)	(600,711)[6]	(403,929)
Basic & diluted earnings (loss) per share	(0.01)	(0.01)	(.00)	(.01)	(.01)	(.01)	(.00)	(.01)
Deferred Exploration Expense – British Columbia properties	1,894,678	2,822,869	1,974,663	551,245	1,535,600	1,576,271	842,579	412,486

[5] The Net Income in the fourth quarter of 2007 reflects a year end adjustment of $(939,923) to reflect future income tax recovery.
[6] The Net Income in the fourth quarter of 2008 reflects a year end adjustment of $(102,823) to reflect future income tax recovery.